788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 17-347
June 30, 2017

Platinum Group Metals Announces Closing of Private Placement of US$20
Million 6 7/8% Convertible Senior Subordinated Notes due 2022

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that its previously announced private placement of US$20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Notes") has closed.

The Company intends to use the net proceeds from the sale of the Notes for working capital at the Maseve Mine; for work on the definitive feasibility study on the Waterberg Project, which is now underway; for general and administrative expenses; and for general working capital purposes.

The Notes were offered and sold to certain institutional investors in a transaction that is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Notes and the Common Shares issuable upon the conversion of the Notes have not been registered, and the Notes will not be registered, under the U.S. Securities Act and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and in Canada will be subject to a four month restricted period from the issue date of the Notes.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the operation of the Project 1 "Maseve" platinum mine and the exploration and feasibility engineering on the newly discovered Waterberg platinum and palladium deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo.

On behalf of the Board of Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:
            R. Michael Jones, President
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450
            www.platinumgroupmetals.net

The TSX and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…2

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds from the sale of the Notes. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company's use of proceeds from the sale of the Notes may differ from those indicated; uncertainty of production, development plans and cost estimates for the Maseve Mine; additional financing requirements; the Company's ability to comply with the terms of its indebtedness; cash flow risks; risks of delays in the production ramp-up of the Maseve Mine; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.